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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 53174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E* Trade Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/13

E*TRADE Capital Markets, LLC
(SEC I.D. No. 8-53174)

Statement of Financial Condition as of
December 31, 2008, Independent Auditors' Report,
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of E*TRADE Capital Markets, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Capital Markets, LLC, (the "Company"), a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Capital Markets, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

E*TRADE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS

Cash and cash equivalents	$	38,189
Cash segregated under Federal or other regulations		33
Securities owned, at fair value		17,892
Receivables from brokers, dealers and clearing organizations		33,193
Receivables from affiliated companies		1,394
Goodwill		121,881
Other intangibles, net		28,039
Other assets		8,984
TOTAL ASSETS	$	249,605

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased, at fair value	$	6,770
Regulatory accrual		34,000
Accounts payable, accrued and other liabilities		5,824
Payables to Parent and affiliated companies		975
TOTAL LIABILITIES		47,569
MEMBER'S EQUITY		202,036
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	249,605

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — E*TRADE Capital Markets, LLC, (the "Company") is a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the National Stock Exchange, a member of the Chicago Stock Exchange, and a clearing member of the National Securities Clearing Corporation ("NSCC").

Nature of Operations — The Company operates as a market-maker in equity securities, primarily those traded on the NASDAQ Stock Market, the New York Stock Exchange, the OTC Bulletin Board, Pink Sheets, Grey Sheets, American Depository Receipts, and Foreign Ordinaries. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. The Company also engages in proprietary trading. The Company self-clears the majority of its market-making and proprietary trading businesses.

The Parent announced on January 9, 2008 the decision to close its New York institutional trading desk.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of goodwill and other intangibles and the valuation of trading inventory.

Share-Based Payments — The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payment expense in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R) revised 2004. *Share-Based Payment* ("SFAS No. 123(R)") and Staff Accounting Bulletin No. 107, *Share-Based Payment.* SFAS No. 123(R) requires that the Company record compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 7—Employee Share-Based Payments and Other Benefits.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents.

Cash Segregated Under Federal or Other Regulations — Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Fair Value — Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date. The Company determines the fair value of its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. For additional information regarding the adoption of SFAS No. 157, see Note 3—Fair Value Disclosures.

Estimated Fair Value of Financial Instruments — The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, and affiliated companies and other assets and liabilities to be reasonable estimates of fair value.

Securities Transactions — Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which consist of equities, are reported at fair value.

Goodwill and Other Intangibles, net — Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Other Assets — Included in other assets are stock ownership in Depository Trust Clearing Corp., NSX Holdings, Inc., and CHX Holdings, Inc., which are carried at cost, which approximates fair value. The Company holds 450 shares of Series A Convertible Preferred Stock of CHX Holdings, Inc. The Company has also included in other assets its balance in The Reserve's Primary Fund of $4,772,000. Also included in other assets is furniture and equipment which is recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Income Taxes — The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. As a result, E*TRADE Institutional Holdings, Inc. will include the income from the Company in its tax returns.

New Accounting Standards — Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157—Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis, the effects of which were not material to the statement of financial condition. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The Company does not expect the adoption of these provisions to have a material impact on the Company's financial condition in future periods. In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP No. FAS 157-3"), which clarifies the application of

SFAS No. 157 in a market that is not active. The adoption of FSP No. FAS 157-3, which was effective upon issuance for prior periods for which the statement of financial condition had not been issued, did not have a material impact on the Company's financial condition. For additional information regarding the adoption of SFAS No. 157, see Note 3—Fair Value Disclosures.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008 and did not elect the fair value option for any financial assets or financial liabilities. As such, the adoption of this statement did not have a material impact on the Company's financial condition.

SFAS No. 162—The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of a statement of financial condition that is presented in conformity with GAAP. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition in future periods.

FSP FAS No. 142-3—Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3"). FSP No. 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, or January 1, 2009 for the Company. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this FSP to have a material impact on its financial condition in future periods.

2. RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from brokers, dealers, and clearing organizations consist of the following (in thousands):

Receivables from brokers and dealers	$	13,077
Receivables from clearing organizations		13,068
Deposits with clearing organizations		7,048
Total	$	33,193

The Company has a clearing deposit of $243,000 with E*TRADE Clearing, which is recorded in Deposits with clearing organizations.

3. FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis.

In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy established in SFAS No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The standard describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation Techniques

In accordance with SFAS No. 157, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Recurring Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

	December 31, 2008			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned - Equities	$ 2,363	$ 15,529	$ —	$ 17,892
Liabilities				
Securities sold, not yet purchased - Equities	$ 1,844	$ 4,926	$ —	$ 6,770

Nonrecurring Fair Value Measurements

The Company also measures certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. As of December 31, 2008, other assets included an impaired cost investment in CHX Holdings, Inc. of $3,600,000 that is measured at fair value on a nonrecurring basis. The majority of the fair value measurement of this asset was based on estimates derived from market indications. The Company classified these fair value measurements as Level 3 of the fair value hierarchy.

4. GOODWILL AND OTHER INTANGIBLES, NET

At December 31, 2008, the Company tested goodwill for impairment and deemed no adjustment necessary.

At December 31, 2008, the Company held identifiable intangible assets with finite lives of $72,068,000 (net of accumulated amortization expense of $44,029,000).

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	24	$ 61,820	$ (33,781)	$ 28,039
Customer list	-	10,248	(10,248)	-
Total intangible assets		$ 72,068	$ (44,029)	$ 28,039

5. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintains minimum net capital equivalent to the greater of $1,000,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2008, the Company had net capital, as defined, of $40,708,000, which was $37,988,000 in excess of its required net capital of $2,720,000.

The Company has entered into an agreement with Merrill Lynch, Pierce, Fenner and Smith Incorporated that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2008, the balance at the clearing broker was $10,952,000, which is recorded in Receivables from brokers, dealers and clearing organizations on the statement of financial condition.

6. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies, and support. Lease commitments are allocated by the Parent based on square footage.

The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing, from E*TRADE Brokerage Services, Inc., an affiliated company.

The Company received order flow from E*TRADE Securities LLC, an affiliated company, and clearing services from E*TRADE Clearing.

7. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan ("2005 Plan") to replace the 1996 Stock Incentive Plan ("1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2008, 13.8 million shares were available for grant under the 2005 Plan. The Company's employees participate in the 2005 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term equals the expected term. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2008
Expected volatility	45%
Expected term (years)	4.6
Risk-free interest rate	3%
Dividend yield	—

The Company's weighted-average fair value of options granted was $2.08 for 2008. Intrinsic value of options exercised were $12,000 for 2008.

A summary of the Company's option activity under the 2005 Plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008:	2,105	$ 15.53		
Granted	293	$ 4.94		
Exercised	(37)	$ 3.83		
Canceled	(914)	$ 13.73		
Outstanding at December 31, 2008:	1,447	$ 14.83	5.11	$ —
Vested and expected to vest at December 31, 2008:	1,300	$ 14.98	5.05	$ —
Exercisable at December 31, 2008:	699	$ 15.29	4.60	$ —

As of December 31, 2008, there was $2,670,000 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 2.3 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity for the Company is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2008:	4	$ 21.82
Issued	—	$ —
Released	(1)	$ 23.11
Canceled	(3)	$ 21.31
Non-vested at December 31, 2008:	—	$ —

A summary of non-vested restricted stock unit activity for the Company is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	—		
Issued	19		
Released	—		
Canceled	(4)		
Outstanding at December 31, 2008	15	0.98	$ 18
Vested and expected to vest at December 31, 2008	13	0.93	$ 15

As of December 31, 2008, there was $53,000 of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of restricted stock awards shares vested was $5,000 for the year ended December 31, 2008.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan ("2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2008, 212,650 shares were available under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

8. LINE OF CREDIT

The Company has established a $20,000,000 line of credit with E*TRADE Bank, a wholly owned indirect subsidiary of the Parent, to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 0.5%. The loans are payable on demand and are collateralized by securities owned by the Company. At December 31, 2008, there were no amounts outstanding under this line of credit.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risks. The financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker at times requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an

orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions, and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, regulators, including stock exchanges, periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC, FINRA, or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

The SEC, in conjunction with various regional securities exchanges, is conducting an inquiry into the trading activities of certain specialist firms, including the Company, on various regional exchanges in order to determine whether such firms executed proprietary orders in a given security prior to a customer order in the same security (a practice commonly known as "trading ahead") during the period 1999-2005. The Company was a specialist on the Chicago Stock Exchange during the period under review. The SEC has indicated that it will seek disgorgement, prejudgment interest, and penalties from any firm found to have engaged in trading ahead activity to the detriment of its customers during the time period. The Company is cooperating with the investigation and has an accrual of $34,000,000 relating to this matter. Regulatory sanctions or a settlement beyond the Company's accrual could have a material adverse effect on the Company's financial condition.

The Company has provided a guarantee to a clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2009

E*TRADE Capital Markets, LLC
440 South LaSalle Street
Chicago, IL 60605

To the Board of Managers and Member of E*TRADE Capital Markets, LLC:

In planning and performing our audit of the financial statements of E*TRADE Capital Markets, LLC (the "Company"), a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP